UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            NETSMART TECHNOLOGIES, INC.
                                 (Name of Issuer)

                   Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                  64114W 30 6
                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                       Esanu Katsky Korins & Siger, LLP
                                 605 Third Avenue
                              New York, New York 10158
                                  (212) 953-6000

           (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 April 8, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 64114W 30 6       SCHEDULE 13D                   Page 2 of 5 Pages


 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Anthony F. Grisanti

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [_]
                                                                      (b)  [_]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS

            PF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                          7     SOLE VOTING POWER
   NUMBER OF
    SHARES                      73,061
  BENEFICIALLY
   OWNED BY               8     SHARED VOTING POWER
    EACH
  REPORTING               9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                        73,061

                         10     SHARED DISPOSITIVE POWER

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            73,061

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [_]
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.4%
 14         TYPE OF REPORTING PERSON

            IN


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CUSIP No. 64114W 30 6           SCHEDULE 13D                 Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Netsmart Technologies, Inc. (the "Company"), whose principal executive offices are located at 146 Nassau Avenue, Islip, NY 11751.

Item 2.  Identity and Background.

         (a)      This statement is being filed by Anthony F. Grisanti

         (b) Mr. Grisanti's principal place of business is: 146 Nassau Avenue, Islip, New York 11751.

         (c) Mr. Grisanti is the chief financial officer of the Company.

         (d) During the last five years Mr. Grisanti has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares were purchased with Mr. Grisanti's personal funds.

Item 4.  Purpose of Transaction.

         Mr. Grisanti acquired his Common Stock for investment purposes. Mr. Grisanti is the chief financial officer of the Company.

         Mr. Grisanti may purchase additional shares of Common Stock from time to time. Such purchases may include the purchase of shares in the open market, in private transactions and upon exercise of options which he presently holds or which may be issued to him in the future.

         The Company has advised Mr. Grisanti that it intends to file a registration statement for SIS Capital and the purchasers of the Common Stock from SIS Capital. Mr. Grisanti intends to include the 20,600 shares of Common Stock purchased by him pursuant to the SIS Capital Agreement in such registration statement. Although he has no present intention of selling such shares, he may elect to sell such shares, and any other shares he owns, in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) (i) Mr. Grisanti beneficially owns 73,061 shares of Common Stock, representing 2.4% of the Common Stock. Such shares are comprised of 39,061 shares of Common Stock owned by Mr. Grisanti, 35,000 shares of Common Stock issuable upon exercise of options held by Mr. Grisanti with an exercise price of $1.50 per share.

                  (ii) In addition to the presently exercisable options, Mr. Grisanti holds an option to purchase 50,000 shares of Common Stock at $1.00 per share, which becomes exercisable as to 25,000 shares


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CUSIP No. 64114W 30 6           SCHEDULE 13D                  Page 4 of 5 Pages

upon stockholder approval of an amendment to the Company's 1998 Long-Term Incentive Plan and the remaining 25,000 shares on November 3, 1999. Such option is not deemed to be presently exercisable since it is subject to stockholder approval of an amendment to the 1998 Long-Term Incentive Plan.

         (b) Mr. Grisanti has sole power to vote or direct the vote, and sole power to dispose, or to direct the disposition of, all of the 38,061 shares of Common Stock owned by him. To the extent that Mr. Grisanti acquires any shares of Common Stock upon exercise of options held by him, he will have the sole power to vote or direct the vote, and sole power to dispose, or to direct the disposition of, such shares.

         (c) Mr. Grisanti effected the following transactions in connection with the Company's securities since February 7, 1999.

                  (i) On February 8, 1999, Mr. Grisanti exercised stock options to purchase 7,703 shares of Common Stock at $0.696 per share and 3,118 shares at $1.035 per share.

                  (ii) On April 8, 1999, Mr. Grisanti purchased 16,000 shares of Common Stock at a purchase price of $2.015 per share, or an aggregate of $23,238, from SIS Capital Corp. ("SIS Capital") in a private transaction. The shares were purchased pursuant to an agreement (the "SIS Capital Agreement") dated as of March 25, 1999, among SIS Capital, Consolidated Technology Group Ltd. ("Consolidated Technology"), the Company, the purchasers, including Mr. Grisanti, and Anthony F. Grisanti, as representative of the purchasers. SIS Capital, a wholly-owned subsidiary of Consolidated Technology, is the Company's largest stockholder.

                  (iii) On April 15, 1999, Mr. Grisanti purchased 4,600 shares of Common Stock at a purchase price of $2.015 per share, or an aggregate of $9,269, from SIS Capital pursuant to the SIS Capital Agreement."

                  (iv) Pursuant to the SIS Capital Agreement, in April 8 and 15, 1999, investors purchased, severally, an aggregate of 585,750, of which 20,600 shares were purchased by Mr. Grisanti, as disclosed in Paragraphs (c)(ii) and
(iii) of this Item 5. In connection with the SIS Capital Agreement, the purchasers of the shares executed subscription agreements, which provided that Mr. Grisanti had the right to accept or reject any person as a purchaser of shares from SIS Capital. Although his role was only ministerial, because he had the contractual right to accept or reject any person as a purchaser, he may be deemed to have had beneficial ownership of the 565,150 shares purchased by other purchasers. However, Mr. Grisanti has no right to dispose of or vote any shares of Common Stock purchased by any of such purchasers. As of April 15, 1999, the date of the second purchase from SIS Capital, and thereafter, Mr. Grisanti's beneficial ownership is limited to the shares of Common Stock actually owned by him or issuable to him upon exercise of options granted to him, which is less than 5% of the outstanding shares of the Company's Common Stock.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.


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CUSIP No. 64114W 30 6         SCHEDULE 13D                   Page 5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Grisanti was a party to subscription agreements relating to the purchase of 565,350 shares of Common Stock from SIS Capital. Mr. Grisanti has no continuing rights or obligations under the subscription agreements.

Item 7.  Exhibits.

         1. Agreement dated as of March 25, 1999, among SIS Capital Corp., Consolidated Technology Group Ltd., the Company, the purchasers, including Mr. Grisanti, and Anthony F. Grisanti, as representative of the purchasers.1

         2.       Form of subscription agreements.

----------
(1) Filed as an exhibit to the Company's Form 8-K report dated March 25, 1999 and filed with the Commission on March 30, 1999 and incorporated herein by reference.

103245

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CUSIP No. 64114W 30 6          SCHEDULE 13D                Page 6 of 5 Pages

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 18, 1999

                                                     /s/ Anthony F. Grisanti
                                                     ------------------------
                                                     Anthony F. Grisanti

103245